

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

August 22, 2024

Bryan Kobel
Chief Executive Officer
TC BioPharm (Holdings) plc
c/o Business Filings, Inc.
108 West 13th Street
Wilmington, Delaware 19801

> **Re:  TC BioPharm (Holdings) plc**
> **Registration Statement on Form F-1**
> **Filed August 16, 2024**
> **File No. 333-281613**

Dear Bryan Kobel:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tamika Sheppard at 202-551-8346 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:   Stephen Cohen, Esq.